AMENDMENT NO. 1

TO THE SUBADVISORY AGREEMENT

This Amendment No. 1 (the “Amendment”), made and entered into as of July 18, 2014, is made a part of the Subadvisory Agreement between RiverSource Investments, LLC, a Minnesota limited liability company (“Investment Manager”), and Wells Capital Management Incorporated, a California corporation (“Subadviser”), dated April 8, 2010 (the “Agreement”) with respect to the fund or funds (the “Fund”) identified in the Agreement.

WHEREAS, Investment Manager, by amendment to its articles of incorporation dated May 5, 2010, has changed its legal name to Columbia Management Investment Advisers, LLC; and

WHEREAS, Investment Manager and Subadviser desire to amend the Agreement.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

1.	Where the terms RiverSource Investments, LLC and Investment Manager appear in the Agreement, the terms shall hereinafter mean and refer to Columbia Management Investment Advisers, LLC.

2.	Portfolio Management. Section 1(a) of the Agreement shall be, and hereby is, amended by adding the following as paragraph 1(a)(iii)(D):

Attorney-in-Fact Authority with Respect to Certain Fund Investments. To the extent permitted by applicable laws and regulation, Subadviser is authorized on behalf of the Fund, consistent with the investment discretion delegated to Subadviser herein with regard to the portion of assets of the Fund allocated to the Subadviser from time to time, and is hereby appointed as the Fund’s agent and attorney-in-fact with authority to: (i) enter into, subject to the review of legal counsel for the Investment Manager prior to Subadviser’s execution thereof, agreements and execute any documents on behalf of the Fund (e.g. any documentation relating to futures, other derivatives or other investments, such as exchange-traded and over-the-counter transaction documentation, as applicable) required with respect to any investments made for the Fund (such documentation includes but is not limited to any market and/or industry standard documentation and the standard representations contained therein); (ii) acknowledge the receipt of brokers’ risk disclosure statements, electronic trading disclosure statements and similar disclosures; and (iii) open, continue and terminate brokerage accounts and other brokerage arrangements with respect to the portfolio transactions entered into by Subadviser on behalf of the Fund. Subadviser further shall have the authority, in the ordinary course of executing transactions or managing positions that are covered under the Paragraph 1, to instruct the custodian to: (i) pay cash for securities and other property delivered for the Fund; (ii) deliver or accept delivery of, upon receipt of payment or payment upon receipt of, securities, commodities or other property underlying any futures, options or other contracts, and other property purchased or sold for the Fund; and (iii) deposit margin or collateral, or grant security interests, which shall include the transfer of money, securities or other property to the extent permitted by the 1940 Act and the rules and regulations thereunder and necessary to meet the obligations of the Fund with respect to any investments made in accordance with the Prospectus and SAI. Subadviser shall not have the authority to cause the Investment Manager to deliver securities or other property, or pay cash to Subadviser other than payment of the management fee provided for in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their officers designated below as of the day and year first above written.

Columbia Management Investment Advisers, LLC		Wells Capital Management Incorporated

By:	/s/ Colin Moore	By:	/s/ Jennifer L. Kelliher

	Signature		Signature

Name:	Colin Moore	Name:	Jennifer L. Kelliher
	Printed		Printed

Title:	Global Chief Investment Officer	Title:	Client Service Manager

Date: 8/29, 2014